August 30, 2024

Jim Wu
Chief Corporate Affairs Officer
TNL Mediagene
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

       Re: TNL Mediagene
           Amendment No. 1 to Registration Statement on Form F-4
           Filed August 5, 2024
           File No. 333-280161
Dear Jim Wu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 12, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-4
Timeline of the Proposed Merger with TNL Mediagene, page 92

1. We note your response to prior comment 15 and reissue it in part. Please further revise to include enough information so that investors can fully understand how the final terms of the letter of intent were negotiated and ultimately determined, including any negotiations regarding ownership percentages, etc.
2. We note your response to prior comment 16 and reissue it in part. Please revise this section to include more detail regarding any PIPE investment negotiations, including i)
       any preliminary discussions about the need to obtain additional financing for the combined company through PIPE investments beyond the amounts available in the trust account and ii) a description of any negotiations relating to any PIPE subscription agreement or marketing process undertaken to date.
 August 30, 2024
Page 2

Unaudited Pro Forma Condensed Combined Financial Information
TNL Mediagene's Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31,
2023, page 186

3. On your table on page 189, the row titled "Issued and outstanding shares reflecting the effect of Split Factor" appears to reflect the effect of Split Factor on 201,525,865 shares reflected on page 202 rather than the 218,816,761 shares presented on your table. Please reconcile or advise. In addition, please revise the row titled "Total issued and outstanding shares" so that it sums correctly.
Material U.S. Federal Income Tax Considerations, page 215

4. We note your response to prior comment 28 and reissue it in part. We note your disclosure on page 224 that the disclosure regarding federal income tax considerations "IS
       NOT LEGAL OR TAX ADVICE." Please delete this limitation on reliance as investors are entitled to rely upon the provided tax opinion. Refer to Section III.D.1 of Staff Legal
       Bulletin No. 19 dated October 14, 2011.
Characterization of the Merger as a Tax-Free Reorganization under Section 368(a) of the Code, page 216

5. We note your response to prior comment 29 and reissue in part. We note your disclosure that "[d]ue to the absence of guidance regarding the application of this requirement to the particular facts of the Merger, the qualification of the Merger as a reorganization is subject to significant uncertainty." If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax
       consequences of the transaction, counsel may issue a    should    or
more likely than not
       opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases,
       counsel should explain clearly why it cannot give a    will    opinion.
Additionally, the
       company should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal
       Bulletin No. 19 dated October 14, 2011.
Change in Registrant's Certifying Accountant, page 252

6. Please disclose the name of the auditor dismissed by TNL Mediagene on July 14, 2023 in your next amendment. Also, file Exhibits 16.1 (Letter from Grant Thornton) and 16.2
       (Letter from unamed auditor dismissed).
       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
 August 30, 2024
Page 3
cc:   Jesse Gillespie